SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

InkSure Technologies Inc.
______________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
______________________
(Title of Class of Securities)

45727E
______________________
(CUSIP Number)

Tal Gilat
President and Chief Executive Officer
InkSure Technologies Inc.
18 East 16th Street, Suite 307
New York, New York 10003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45727E	13D	Page 2 of 8 Pages

1.	Names of reporting persons Gadi Peleg
2.	Check the appropriate box if a member of group (See Instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (See Instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	Citizenship or place of organization [Israel]
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 0
	8.	Shared voting power 4,727,778
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,727,778
11.	Aggregate amount beneficially owned by each reporting person 4,727,778
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 11.0% (*)
14.	Type of reporting person (See Instructions) IN

* The calculation of the foregoing percentage is based on 43,173,592 shares of Common Stock outstanding as of October 1, 2013, as set forth in the Asset Purchase Agreement described in Item 4 hereof.

CUSIP No. 45727E	13D	Page 3 of 8 Pages

Item 1.                                Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of InkSure Technologies Inc., a Delaware corporation (“InkSure” or the “Issuer”). The principal executive office of InkSure is located at 18 East 16th Street, Suite 307, New York, New York 10003.

Item 2.                                Identity and Background

This statement is being filed by Mr. Gadi Peleg (the “Reporting Person”).  The Reporting Person is principally employed as the President of Cape Investment Advisors, Inc. and has a business address of 18 East 16th Street, Suite 307, New York, New York 10003. He is also a director of the Issuer.

During the last five years, the Reporting Person: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is [an Israeli] citizen.

Item 3.                                Source and Amount of Funds or Other Consideration

The Reporting Person acquired a portion of the shares he beneficially owns for investment purposes with cash on hand at various times in February 2010. In addition, 1,250,000 of those shares are subject to options that are currently exercisable pursuant to the Issuer’s 2002 Employee, Director and Consultant Stock Option Plan.

As more fully described in Item 4 hereof, the Reporting Person, Mr. Jonathan Bettsak, Mr. Tal Gilat, and ICTS International N.V. and affiliates (each, a “Stockholder” and together, the “Stockholders”), who together are the record and/or beneficial owners of 18,697,548 shares of Common Stock, have entered into Voting Agreements (as defined below) with Spectra Systems Corporation, a Delaware corporation (“Spectra”) as described in Item 4. The transactions contemplated by the Voting Agreements (which are the basis for the beneficial ownership by Spectra of certain of the shares of Common Stock held by the Stockholders) are not expected to require the payment of any funds by Spectra or the Proxyholders, as described below, to the Stockholders.

The Stockholders entered into the Voting Agreements to induce Spectra to enter into the Asset Purchase Agreement described in Item 4. Under the terms of the Voting Agreements, each of the Stockholders, including the Reporting Person, granted Mr. Nabil M. Lawandy and Mr. Douglas Anderson (Messrs. Lawandy and Anderson together, the “Proxyholders”) its proxy to vote such Stockholder’s shares of Common Stock, to instruct nominees or record holders to vote such shares of Common Stock, or grant a consent or approval in respect of such shares of Common Stock in accordance with the Voting Agreements and, in the discretion of the Proxyholders, with respect to any adjournments or postponements of any meeting of Stockholders at which any of the matters described in the Voting Agreements are to be considered.

CUSIP No. 45727E	13D	Page 4 of 8 Pages

Item 4.                                Purpose of Transaction

Asset Purchase Agreement

On October 1, 2013, Spectra entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with (1) InkSure, (2) InkSure Inc., a Delaware corporation and wholly-owned subsidiary of InkSure, and (3) InkSure Ltd., an Israeli corporation and wholly-owned subsidiary of InkSure, providing for the sale by InkSure to Spectra of substantially all of the assets used in InkSure’s authentication and tracking business (the “Acquisition”). Pursuant to the Asset Purchase Agreement, at the time of closing, Spectra will purchase the assets to be sold in the Acquisition and assume certain liabilities from InkSure for a purchase price of approximately $840,684 plus (i) Spectra’s and the Issuer’s joint good faith estimate of the value of Issuer’s inventory at the time and date of the closing of the transactions contemplated by the Asset Purchase Agreement (ii) $200,000, deposited with Wells Fargo Bank, National Association to be held in accordance with the terms of an escrow agreement to secure InkSure’s obligations to pay Spectra any indemnification claims for a period of up to one year after the date of the closing and (iii) certain other post-closing payments and adjustments.

Voting Agreements

In connection with the execution of the Asset Purchase Agreement, Spectra entered into a stockholder voting agreement (collectively, the “Voting Agreements”) with each of the Stockholders, including the Reporting Person. During the terms of the Voting Agreements but subject to certain limitations set forth therein, the Stockholders agreed to vote all of their shares of Common Stock (the “Covered Shares”) in favor of the adoption of the Asset Purchase Agreement and the approval of the Acquisition, and against the approval or adoption of any proposal made in opposition to, or in competition with, the Acquisition and against any other competing transaction. The Stockholders are also subject to certain non-solicitation restrictions set forth in the Voting Agreements. The Voting Agreements terminate on the earliest of (i) the date the Asset Purchase Agreement is terminated in accordance with its terms, or (ii) the date upon which the stockholders of InkSure have voted on the Acquisition.

Under the terms of the Voting Agreements, each of the Stockholders, including the Reporting Person, also granted the Proxyholders its proxy to vote such Stockholder’s Covered Shares, to instruct nominees or record holders to vote such Covered Shares, or grant a consent or approval in respect of such Covered Shares in accordance with the Voting Agreements and, in the discretion of the Proxyholders, with respect to any adjournments or postponements of any meeting of Stockholders at which any of the matters described in the Voting Agreements are to be considered. In addition, under the Voting Agreements, the Covered Shares may only be transferred in limited circumstances, and only with the consent of Spectra.

The foregoing summaries of the Asset Purchase Agreement and Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of the Asset Purchase Agreement and the Form of Stockholder Voting Agreement incorporated by reference herein as set forth in the Exhibit Index hereto, respectively.

[Other than with respect to the Asset Purchase Agreement and the Voting Agreements, and changes and possible plans by the Issuer disclosed in the Issuer’s preliminary proxy statement filed with the Securities and Exchange Commission on October 22, 2013, the Reporting Person does not have any current plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 45727E	13D	Page 5 of 8 Pages

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j) any action similar to any of those enumerated above.

The Reporting Person will remain a director of the Issuer following the completion of the transactions contemplated by the Asset Purchase Agreement.

Item 5.                                Interest in Securities of the Issuer

(a)-(b) Immediately prior to the execution of the Voting Agreements, the Reporting Person beneficially owned 4,727,778 shares of Common Stock, including 1,250,000 shares subject to options that are currently exercisable. However, as a result of the proxies granted in each of the Voting Agreements on October 1, 2013, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Spectra and the Proxyholders may be deemed to have shared voting power with respect to (and therefore beneficially own) the 4,727,778  shares of Common Stock beneficially owned by the Reporting Person, representing approximately 11.0% of the Common Stock outstanding as of October 1, 2013 (based on the number of shares outstanding as set forth in the Asset Purchase Agreement), including the 1,250,000 shares subject to options that are currently exercisable.

(c) Except as set forth in this Item 5, the Reporting Person has not engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) No other person is known to have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.

(e) Not applicable.

CUSIP No. 45727E	13D	Page 6 of 8 Pages

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3-5 of this Schedule 13D.

Certain Shares owned by the Reporting Person are subject to vesting pursuant to option agreements entered into at the time of grant. In addition, as a current director of the Issuer, the Reporting Person and the other Stockholders who are directors and executive officers of InkSure named in Item 3 above, are each eligible to receive future grants under the Issuer’s 2011 Employee, Director and Consultant Stock Option Plan.

Item 7.                                Material to be Filed as Exhibits

1
Asset Purchase Agreement, dated as of October 1, 2013, by and among InkSure Technologies Inc., InkSure Inc., InkSure Ltd., and Spectra Systems Corporation (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by InkSure Technologies, Inc. on October 3, 2013 (File No. 000-24431)).

2
Form of Stockholder Voting Agreement, dated as of October 1, 2013, by and among InkSure Technologies, Inc., Spectra Systems Corporation and the stockholders party thereto (incorporated by reference from Exhibit 2.2 to the Current Report on Form 8-K filed by InkSure Technologies, Inc. on October 3, 2013 (File No. 000-24431)).

CUSIP No. 45727E	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2013

By:	/s/ Gadi Peleg
Name: Gadi Peleg

CUSIP No. 45727E	13D	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit	Description
1
Asset Purchase Agreement, dated as of October 1, 2013, by and among InkSure Technologies Inc., InkSure Inc., InkSure Ltd., and Spectra Systems Corporation (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by InkSure Technologies, Inc. on October 3, 2013 (File No. 000-24431)).

2
Form of Stockholder Voting Agreement, dated as of October 1, 2013, by and among InkSure Technologies, Inc., Spectra Systems Corporation and the stockholders party thereto (incorporated by reference from Exhibit 2.2 to the Current Report on Form 8-K filed by InkSure Technologies, Inc. on October 3, 2013 (File No. 000-24431)).